Mail Stop 4561

December 18, 2007

J. Scott Webber
Chief Executive Officer
Encompass Holdings, Inc.
1005 Terminal Way, Suite 110
Reno, NV 89502

Re: Encompass Holdings, Inc.
Preliminary Proxy Statement on Schedule 14C
Registration No. 333-82608
Filed on December 7, 2007

Dear Mr. Webber:

This is to advise you that we have reviewed your Preliminary Proxy Statement on Schedule 14C, filed on December 7, 2007, and have the following comments:

1.   Please revise your information statement to include the disclosure required by Item 6 of Schedule 14A.

Proposal No. 1, Removal of Directors

2.   Please discuss the first proposal in greater detail, including the reasons for the proposal. Currently, it is unclear as to what the stockholders will be voting on.

Proposal No. 2, Amendments to Bylaws

3.   With respect to your first two proposed amendments (to define the position of Chief Executive Officer and to establish a mechanism for resolving a deadlock vote of the directors), please provide an explanation of your reasons for such proposed changes.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Angela McHale at (202) 551-3402 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director